UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

Fourth Quarter and Full Year 2022 Results of International Game Technology PLC

On February 28, 2023, International Game Technology PLC (NYSE:IGT) (the "Company") reported results for the fourth quarter and full year ended December 31, 2022.

On February 28, 2023, the Company also announced that the Board of Directors declared a quarterly cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on March 28, 2023 to holders of record as of the close of business on March 14, 2023.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Reports Fourth Quarter and Full Year 2022 Results" dated February 28, 2023.
99.2	Presentation "International Game Technology PLC 2022 Fourth Quarter and Full Year Results period ended December 31, 2022," dated February 28, 2023.

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Reports Fourth Quarter and Full Year 2022 Results" dated February 28, 2023.
99.2	Presentation "International Game Technology PLC 2022 Fourth Quarter and Full Year Results period ended December 31, 2022," dated February 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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